This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

June 16, 2004

3.

Press Release

The press release was issued on June 16, 2004 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU/TSX) announces assay results from Diamond Drill Holes B-254 to B-270, from its 90% owned Bisha VMS Project in Eritrea.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on June 16, 2004.

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

HIGH GRADE GOLD, COPPER, AND ZINC ASSAYS CONTINUE AT NEVSUN’S BISHA VMS PROJECT

June 16, 2004

Nevsun Resources Ltd. (NSU/TSX) announces assay results from Diamond Drill Holes B-254 to B-270, from its 90% owned Bisha VMS Project in Eritrea.

These results represent part of the in-fill drill program at Bisha. Results continue to outline significant high grade intercepts in the gold bearing oxide, supergene copper, and primary sulphide zones of the deposit. The drill program focused on the full delineation of the gold bearing oxide and supergene copper bearing massive sulphides over 1200m of strike length of the Bisha Main deposit with in-fill drilling on 25meter sections.

HIGHLIGHTS:
Oxide Zone

  Hole B-258 intersected 25.5 meters grading   7.60 g/t Au

  Hole B-260 intersected 12.0 meters grading 13.68 g/t Au

  Hole B-261 intersected 19.5 meters grading 12.08 g/t Au

  Hole B-265 intersected 16.5 meters grading   8.84 g/t Au

  Hole B-266 intersected 12.0 meters grading 18.55 g/t Au

Supergene Zone

  Hole B-257 intersected 18.1 meters grading 7.72% Cu

  Hole B-259 intersected 37.0 meters grading 7.99% Cu (incl. 17.5 meters grading 14.64% Cu)

  Hole B-260 intersected 29.5 meters grading 9.17% Cu

  Hole B-264 intersected 28.2 meters grading 7.27% Cu

  Hole B-269 intersected 37.0 meters grading 5.37% Cu

Primary Zone

  Hole B-257 intersected 18.0 meters grading 7.25% Zn

  Hole B-260 intersected 19.5 meters grading 11.25% Zn

Assay results from drill holes at the Bisha Main Zone are listed below by mineral zones: O-Oxide, S-Supergene sulphides, P-Primary sulphides, Str-Stringer. Zinc enriched sections have been averaged using a 2.0% lower cut-off and a 30% upper cut-off. These widths represent down hole intervals. Diamond Drilling results:

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
B-257	0.0	3.0	3.0	9.29	15.0	0.0	0.44	0.07	-45	1716225
And	43.5	60.0	16.5	8.74	22.18	0.02	0.64	0.01	-45
B-258	19.5	45.0	25.5	7.60	19.55	0.08	0.53	0.11	-45	1716025
B-259	2.5	4.5	2.0	7.37	8.0	0.21	0.50	0.08	-45	1716025
B-260	39.0	51.0	12.0	13.68	37.5	0.05	0.90	0.03	-45	1716225
B-261	33.0	52.5	19.5	12.08	39.77	0.06	0.53	0.04	-45	1716125

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Dip Collar	Section
Oxide
B-263	42.0	46.5	4.5	10.32	7.33	0.09	0.08	0.06	-45	1716225
B-265	37.5	54.0	16.5	8.84	25.09	0.07	0.09	0.09	-45	1716225
B-266	0.0	12.0	12.0	18.55	3.9	0.05	0.01	0.09	-45	1716100
And	29.7	43.5	13.8	8.98	37.15	0.11	0.02	0.07	-45
B-267	51.0	54.0	3.0	17.15	20.0	0	0	0	-45	1716225
B-268	48.0	52.5	4.5	1.56	8.89	0	0.01	0	-45	1716225
BRC028/ B-269	18.0	40.5	22.5	6.77	41.21	0.12	2.43	0.08	-65	1716075
B-270	39.0	47.5	8.5	17.52	11.65	0.12	0.33	0.10	-55	1716175
Supergene
B-254	92.9	97.5	4.6	0.96	52.15	11.42	0.25	0.11	-45	1716250
B-255	70.0	103.7	33.7	0.57	22.53	3.52	0.07	0.11	-45	1716050
B-256	64.5	84.0	19.5	0.96	28.77	4.69	0.08	0.05	-45	1716250
B-257	63.3	81.4	18.1	1.26	49.96	7.72	0.21	0.09	-45	1716225
B-258	48.0	63.0	15.0	0.70	39.0	3.64	0.14	0.03	-45	1716025
and	77.5	88.0	10.5	0.09	2.07	0.80	0.0	0.02	-45
B-259	57.0	94.0	37.0	0.88	67.22	7.99	0.83	0.04	-45	1716025
Incl.	57.0	74.5	17.5	1.10	103.46	14.64	1.42	0.07	-45
B-260	54.0	83.5	29.5	3.53	87.26	9.17	0.23	0.15	-45	1716225
B-261	48.0	61.5	13.5	8.78	78.56	7.62	0.36	0.03	-45	1716125
B-262	61.8	89.5	27.7	0.76	18.59	1.88	0.02	0.01	-45	1716125
B-263	46.5	57.0	10.5	2.74	11.43	0.10	0.04	0.02	-45	1716225
and	57.0	90.0	33.0	0.76	18.59	1.88	0.02	0.01	-45
B-264	46.5	74.7	28.2	0.68	33.02	7.27	0.10	0.23	-50	1716100
B-265	71.5	104.0	32.5	0.25	5.98	0.93	0.01	0.01	-45	1716225
B-265	61.5	78.0	16.5	0.19	4.91	0.87	0.01	0	-45	1716225
B-268	55.5	59.0	4.5	20.97	336.64	0	0	0	-45	1716225
B-269	40.5	77.5	37.0	1.06	33.36	5.37	0.09	0.07	-65	1716075
Primary
B-254	97.5	111.0	13.5	0.81	22.11	1.19	0.04	1.99	-45	1716250
B-255	103.7	130.0	26.4	0.58	22.08	1.03	0.06	2.63	-45	1716050
B-256	91.5	127.0	36.0	0.75	20.92	0.76	0.08	2.52	-45	1716250
Incl.	91.5	105.0	13.5	1.04	29.33	0.92	0.14	4.77	-45
B-257	81.4	117.5	36.1	1.03	26.88	0.56	0.06	4.68	-45	1716225
Incl.	102.5	120.5	18.0	1.12	29.75	0.67	0.09	7.25	-45
and	128.0	143.0	15.0	0.79	17.8	0.79	0.02	0.71	-45
B-260	83.5	119.5	36.0	0.75	29.96	0.52	0.18	6.22	-45	1716225
Incl.	85.0	104.5	19.5	0.92	43.85	0.41	0.32	11.25	-45
B-264	74.7	97.9	23.2	0.63	23.82	0.54	0.10	3.88	-50	1716100

(See drill plan map at end of release).  Representative cross sections can be viewed on the Company website, www.nevsun.com, in the Investor Relations – slide show section. Further sections are being prepared.

A number of holes in this current program have a reverse circulation drill collar followed by a tail of diamond drilling. This is done to improve sample recoveries. Hole BRC-028/B-269 is an example of this work.

The current drill program is now completed and all drills have stopped operating for the rainy season. Over 30,000 meters, in excess of 200 drill holes, were completed in the program. All samples for assay are in transit to ALS Chemex in Vancouver. Final assays are expected within 4 to 6 weeks.

Plans for the next drill program, to commence in early October, are well in hand with a third diamond drill being mobilized to the property. Drilling for metallurgical and geotechnical samples from the Bisha deposit will take place early in the fall program. Exploration and definition drilling will also take place. The Bisha Main Zone remains open to the north, south and at depth. It is anticipated that the Northwest Zone will be drilled off and a number of exploration targets, including the newly defined Southwest (Herena) Zone, will be tested. Preparations to drill the AK and Okreb properties in the fall are also being undertaken.

The geological model based on all drilling completed to date is currently being prepared by Nevsun.  AMEC will validate the geologic interpretations and prepare a resource estimate for the Bisha deposit over the next few months. Work required for an environmental baseline study is ongoing.

Bill Nielsen, Vice-President of Exploration for Nevsun, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Core samples were cut with a saw and then crushed on site in a modular preparation facility provided by ALS Chemex. Samples were shipped to the ALS Chemex laboratory in Vancouver, Canada for final preparation and analysis.

The Company is pleased to announce that Mr. Gary E. German, a non-executive director of the Company since 1996, has accepted the Chairmanship of Nevsun Resources Ltd.  Mr. German is also a Director of a number of other TSX resource companies including Chairman of Jaguar Mining Inc. (JAG-TSX) with Board positions on Cornerstone Capital Resources and Magnesium Alloy Corp., as well as the Toronto Rehabilitation Hospital Foundation. His 40 years in the international mining sector have included senior executive positions with the Noranda Group, TVX Gold and Ma’aden KSA and other private companies.

The Board would like to thank Mr. Craig Angus, Past Chairman, for his dedication to Nevsun in the formative years of building a strong portfolio of properties that has taken the Company from a grassroots explorer through to a near term gold producer. Production from the Tabakoto Project is projected to commence in mid 2005.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. "Dr. John A. Clarke" Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com